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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE


                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                        Commission file number 001-12335

                          Butler Manufacturing Company
                    Birmingham Hourly Employee Savings Trust
                                  401(k) Plan


                          Butler Manufacturing Company
                                   BMA Tower
                                Penn Valley Park
                             Kansas City, MO 64108


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Report of Independent Public Accountants

To the Board of Directors of the
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Birmingham Hourly Employee Savings Trust Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Kansas City, Missouri,
June 14, 2000
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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Statements of Net Assets Available for Benefits
December 31, 1999 and 1998

                                                     1999          1998
                                                 ------------  ------------
ASSETS:
  Investments                                      $839,359      $638,332

  Receivables-
    Employee contributions receivable                12,447        13,236
                                                 ------------  ------------
        Total receivables                            12,447        13,236
                                                 ------------  ------------
        Net assets available for benefits          $851,806      $651,568
                                                 ============  ============


The accompanying notes are an integral part of these financial statements.




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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998

                                                                     1999            1998
                                                                     ----            ----

CONTRIBUTIONS:
   Employee                                                        $130,117        $133,056
                                                                   --------        --------
          Total contributions                                       130,117         133,056

INCOME:
   Net appreciation in fair value of investments                     28,299          55,457
   Interest and dividends                                            60,083          37,811

OTHER DECREASES:
   Distributions                                                    (16,835)        (14,212)
   Fees                                                              (1,426)         (1,213)
   Net transfers (to) from another employee-sponsored fund             --            (5,133)
                                                                   --------        --------
          Increase in net assets available for plan benefits        200,238         205,766

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                                                651,568         445,802
                                                                   --------        --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                                     $851,806        $651,568
                                                                   ========        ========


The accompanying notes are an integral part of these financial statements.


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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

Effective September 1, 1993, Butler Manufacturing Company (the Company) established the Birmingham Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the administrative committee.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

Fees and Expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time Birmingham hourly paid factory employees of the Company having completed six months of employment are eligible for participation in the Plan.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in participant contributions.

Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.
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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998



Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   CONTRIBUTIONS:

Employees may contribute to the Plan from 1 to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by Fidelity.

3.   DISTRIBUTIONS:

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

There were no distributions payable to vested participants at December 31, 1999 and 1998.

4.   IN-SERVICE WITHDRAWALS:

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

5.   LOANS TO PARTICIPANTS:

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly compensated participants.

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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998

6. INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                             1999             1998
                                             ----             ----
Fidelity investment funds-
  Managed Income Portfolio                 $ 54,941        $ 52,940
  Puritan Fund                              177,860         139,272
  Magellan Fund                             336,036         246,845
  Equity Income Fund                         85,814          62,034
  Retirement Money Market Trust              93,943          68,549


During 1999 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $28,299 as follows:

Mutual funds                          $28,526
Common stock                             (227)
Corporate bond                           --
U.S. government securities               --
                                      -------
                                      $28,299
                                      =======


7. NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

                                                           1999            1998
                                                           ----            ----
Net assets-
  Common stock                                           $6,494          $5,835
                                                         ======          ======

Changes in net assets-
  Contributions                                          $2,171          $3,996
  Interest and dividends                                    189             332
  Net appreciation                                         (227)         (1,832)
  Benefits paid to participants                            --              (383)
  Transfers (to) from participant-directed investments     (917)            650
  Loan repayments (withdrawals)                            (349)            627
  Other                                                    (208)           (154)
                                                         ------          ------
                                                         $  659          $3,236
                                                         ======          ======


8. FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter, dated May 4, 1995, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving





7




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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998


the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.











8



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BUTLER MANUFACTURING COMPANY
BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Part IV - Line 41 -- Schedule of Assets Held for Investment Purposes December 31, 1999

                                                                Fair
     Shares     Description                                     Value
-----------------------------------------------------------------------
                *Fidelity Management Trust Company-
     54,941       Managed Income Portfolio                     $ 54,941
      9,346       Puritan Fund                                  177,850
      2,459       Magellan Fund                                 336,036
      1,605       Equity Income Fund                             85,814
        531       International Growth Fund                      15,980
         85       Asset Manager                                   1,564
        249       Asset Manager Growth                            4,897
        432       Asset Manager Income                            5,267
     93,943       Retirement Money Market Trust                  93,943
      1,028     Butler Stock Fund                                 6,494
                Participant loans outstanding, 9.0% to 10.0%     56,563


                *Party-in-interest to the Plan



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SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST


Date: June 28, 2000                             By: /s/ Larry C. Miller
                                                    -------------------
                                                Larry C. Miller, Member of the
                                                  Administrative Committee







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                                 EXHIBIT INDEX


Exhibit
Number                             Description
-------              -----------------------------------------

23                   Consent of Independent Public Accountants






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